For the year ended (a) September 30, 1995
File number (c) 811-5695


                                SUB-ITEM 77J


        Revaluation of Assets or Restatement of Capital Share Account

      The Global Utility Fund, Inc. accounts for and reports distributions to shareholders in accordance with the A.I.C.P.A.'s Statement of Position 93-2:
Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this Statement of Position was to decrease undistributed net investment income and increase accumulated net realized gains on investments by $7,592 relating to realized foreign currency losses. Net investment income, net realized gains, and net assets were not affected by this change.